Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Cesca Therapeutics Inc. on Form S-1 of our report dated March 22, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Cesca Therapeutics Inc. as of December 31, 2017, June 30, 2017 and 2016 and for the transitional six months ended December 31, 2017 and the two years in the period ended June 30, 2017, appearing in the Report on Form 10-KT of Cesca Therapeutics Inc. for the transitional period from July 1, 2017 to December 31, 2017. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

April 6, 2018